EXHIBIT 99.1

POET Technologies Provides Results of 2024 Annual General and Special Meeting

POET Grants Options to Directors and Employees

TORONTO, June 25, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported the voting results of its Annual General and Special Meeting (the ”Meeting” or “AGSM”), which was held virtually on Friday, June 21, 2024.

The Company’s VP Finance and Administration, Kevin Barnes, delivered customary introductions and the call to order, and POET’s Chairman of the Compensation Committee, Glen Riley, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material as previously distributed to shareholders.

After completing the formal business of the Meeting, the Company’s Chief Executive Officer, Dr. Suresh Venkatesan, presented POET’s current status as a company dedicated to producing advanced communication solutions for Artificial Intelligence networks. Dr. Venkatesan’s presentation featured the Company’s financial stability, the close match between the needs of AI network operators and POET’s optical engine products, current major customer projects to produce 800G and 1.6T transceivers, and its operational strategy to address the current geopolitical situation. The presentation was followed by a brief Q&A session. The slides presented at the Meeting along with webcast replay can be accessed in the Investor Relations section of POET’s website at: https://poet-technologies.com/agm/agm2024.html.

AGSM Voting Results
A detailed Report on Voting Results of the AGSM is attached to this press release. In summary, the shareholders of the Company approved the following proposals:

  Re-election of Suresh Venkatesan, Jean-Louis Malinge, Theresa Lan Ende, Glen Riley and Chris Tsiofas as directors, with no director receiving less than 84% of the votes cast;
  Appointment of Davidson & Company LLP as the Company’s auditors by 98% of the votes cast;
  Approval by 74% of the votes cast to amend the terms of certain stock options held by insiders of the Corporation;
  Approval of the Corporation’s omnibus equity incentive plan by 86% of the votes cast, which included an increase in the number of stock options awards available to 12,218,458, representing 20% of the 61,092,291 commons shares issued and outstanding at the time of the vote. A copy of omnibus equity incentive plan as approved will be available under the Company's issuer profile on SEDAR+ (www.sedarplus.ca).

Option Grants
Following the AGSM, the POET Board of Directors met to elect officers and to discuss option grants for directors, officers and employees. For their service on the Board of Directors until the next Annual General Meeting, the directors were granted a total of 277,659 options which will vest quarterly in arrears over the next year. The balance of each members compensation is paid in cash over four quarters in accordance with the established formula for member compensation. Following the recommendation of the Compensation Committee, the Board also granted to certain officers a total of 630,000 options and granted an additional 750,000 options to certain employees. The officer and employee options are subject to a four-year vesting, in which 25% vest on the first anniversary of the grant and the remaining 75% vest quarterly over the remaining three years. The director, officer and employee options are exercisable for 10 years at a price of CAD$2.48, being the closing price of the Company’s shares on June 24, 2024. The options were granted subject to provisions of the Company’s 2024 Omnibus Incentive Plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended March 31, 2024, which may be found on SEDAR+ and EDGAR.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

POET TECHNOLOGIES INC.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of POET Technologies Inc. (the "Company") held virtually via the LUMI platform on June 21, 2024 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated May 9, 2024 (the "Circular").

1.      Election of Directors.

Each of the nominees set forth in the Circular were elected as directors of the Company to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the voting results of shareholders at the Meeting with respect to the election of directors:

Nominee	For		Withheld
	Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
Glen Riley	13,894,018	91.00%	1,374,162	9.00%
Jean-Louis Malinge	13,819,847	90.51%	1,448,333	9.49%
Chris Tsiofas	12,966,609	84.93%	2,301,571	15.07%
Suresh Venkatesan	14,338,607	93.91%	929,573	6.09%
Theresa Lan Ende	14,280,156	93.53%	988,024	6.47%

2.      Appointment of Davidson & Company LLP.

The Company's shareholders approved the appointment of Davidson & Company LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The following table sets forth the voting results of shareholders at the Meeting with respect to the appointment of Davidson & Company LLP:

For		Withheld
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
19,872,875	97.94%	417,448	2.06%

3.      Insider Option Amendment

The Company's disinterested shareholders approved by an ordinary resolution an amendment of certain stock options held by insiders of the Company (the "Insider Option Amendment"). The following table sets forth the voting results of disinterested shareholders at the Meeting with respect to the Insider Option Amendment:

For		Against
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
11,127,981	73.77%	3,956,959	26.23%

4.      Amendment to Omnibus Plan

The Company's disinterested shareholders approved by an ordinary resolution an amendment to the Company's omnibus equity incentive plan (the "Omnibus Plan"). The following table sets forth the voting results of disinterested shareholders at the Meeting with respect to the Omnibus Plan:

For		Against
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
12,933,650	85.74%	2,151,292	14.26%

The Company had 61,092,291 issued and outstanding shares at the time of the vote. The awards issuable under the Omnibus Plan has been amended to 12,218,458, being 20% of the issued and outstanding shares of the Company as at the time of the Meeting.

Date: June 21, 2024